Free Writing Prospectus
Filed Pursuant to Rule 433
Dated February 2, 2009
Registration Statement Nos. 333-148505 and 333-148505-01
INVESTOR PRESENTATION February 2009

FLOORPLAN SECURITIZATION -- FREE WRITING PROSPECTUS Registration Statement Nos. 333-148505 & 333-148505-01 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "Depositors") Ford Credit Floorplan Master Owner Trust A (the "Issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 866-718-1649 FP-1

FLOORPLAN SECURITIZATION -- AGENDA Ford Credit Floorplan Business Overview and Structure Trust Performance Servicing and Risk Management Stress Scenario Summary FP-2

FLOORPLAN SECURITIZATION -- BUSINESS OVERVIEW FP-3 Floorplan financing is a cornerstone product for Ford Credit that builds dealer satisfaction, develops long-term relationships, and delivers a consistent source of profitability to the Company Financing is provided to approximately 3,500 dealerships in the U.S., primarily Ford-franchised dealers selling Ford, Lincoln and Mercury products Floorplan financing is primarily provided for factory purchases of new vehicles directly from the manufacturer -- approximately 90%. In-transit vehicles account for approximately 10% of this number Floorplan financing is also provided for used purchases including: off-lease vehicles, customer trade-ins, and auction purchases Ford Credit's floorplan financing share is 77% of Ford, Lincoln and Mercury dealers Ford Credit also provides in-transit financing to all Ford, Lincoln and Mercury dealers

Advance rates New (untitled) vehicles - 100% of invoice amount, including destination charges and dealer holdback Auctioned vehicles - auction price plus auction fee Used vehicles - up to 100% of wholesale value (as determined by selected trade publications) Interest rate Generally prime rate plus 1.5% for new vehicles, and prime rate plus 2.0% for used vehicles Interest rate floor of 4% to dealers Payment terms Principal due generally upon sale of related vehicle Interest and other administrative charges payable monthly in arrears FLOORPLAN SECURITIZATION -- GENERAL FLOORPLAN FINANCE TERMS FP-4

Securitization is the primary funding source for Ford Credit's floorplan financing business -- first securitized in 1992: Today's Master Owner Trust (the "Trust") structure was developed in 2001 Since then, multiple series have been issued out of the Trust Outstanding Term Series: Outstanding Variable Series: 2006-3: 3-year Notes, $1.5 billion 2006-4: 5-year Notes, $2.3 billion 2008-1: 1-year Note, $1.0 billion 2008-2: 3-year Note, $645 million 2006-1: $2.3 of $2.95 billion 2006-5: $1.0 of $1.0 billion 2006-6: $1.5 of $1.5 billion Total Term: $5.4 billion Total Variable: $4.8 of $5.45 billion FLOORPLAN SECURITIZATION -- FUNDING OVERVIEW $10.2 billion funded as of December 31, 2008 $12.2 billion trust balance as of December 31, 2008 FP-5

Capital Structure Amount Class A Notes 84.5 % Class B Notes 5.0 Total Notes 89.5 % Subordination Factor 10.5 Total 100.0% % of % of Class A Credit Enhancement Assets Note Bal. Subordination 10.5% 11.7 % Class B Notes 5.0 6.6 Total Class A Subordination 15.5% 18.3 % Cash Reserve Account 0.9 1.0 Total Class A Enhancement 16.4% 19.3 % Memo: Participation Percentage 4.0 % FLOORPLAN SECURITIZATION -- STRUCTURE AND CREDIT ENHANCEMENT OUTSTANDING PUBLIC TERM SERIES Subordinated Interest Amount Class A Transferors' Interest Class B Excess Spread Reserve Principal Losses FP-6

FLOORPLAN SECURITIZATION -- EXAMPLES OF AMORTIZATION EVENTS Average monthly principal payment rate for the three immediately preceding collection periods is less than 21% The cash balance in the Excess Funding Account (EFA) exceeds 30% of the outstanding note balance for three consecutive months The available subordinated amount is less than the required subordinated amount Bankruptcy, insolvency or similar events relating to the transferors, Ford or Ford Credit FP-7

"Friends and Family" Sales Promotion Way Forward Plan Announced Payment Rate FLOORPLAN SECURITIZATION -- HISTORICAL MONTHLY PRINCIPAL PAYMENT RATES Payment Rate Trigger FP-8

Floorplan Trust Balance (Excluding EFA) Cash funding required as a result of low Trust Balance Required Pool Balance FLOORPLAN SECURITIZATION -- HISTORICAL TRUST BALANCE Excess Funding Account has been funded periodically as a result of plant shutdowns and customer incentive programs "Friends and Family" Sales Promotion FP-9

2007 2006 2007 2008 375000 363000 252000 216000 170000 188000 533,000 2008 440,000 Cars 43% Trucks* 57% * Includes Trucks, Vans, SUVs and Crossovers Cars 32% Trucks* 68% 591,000 Cars 37% Trucks* 63% 2006 FLOORPLAN SECURITIZATION -- FORD LINCOLN MERCURY U.S. DEALER STOCKS (INCLUDING IN-TRANSIT VEHICLES) FP-10

FLOORPLAN SECURITIZATION -- U.S. FLM DEALER INVENTORIES VS. U.S. INDUSTRY SAAR 2008 full year compared to 2007 FLM Sales: Down 20% FLM Inventories: Down 17% FP-11

FLOORPLAN SECURITIZATION -- FORD ACTIONS ALIGNING CAPACITY WITH DEMAND June 2008 gas prices average >$4 per gallon, U.S. economy continues to weaken, customer demand shifts away from large trucks and SUVs to smaller cars and crossovers Ford cuts production in third and fourth quarters by 50,000 units and 40,000 units respectively from previously announced plans Ford delays launch of the new 2009 F150 so that dealers can sell down inventory on existing model Full-size SUV plant idled for 9 weeks in line with demand for these vehicles Other production reductions achieved through downtime, shift reductions and line-speed actions at large truck and SUV assembly plants Production increased for Focus and small utility vehicles September 2008 downward revision to Ford's U.S. industry sales forecast Ford cuts additional production in third and fourth quarters by 20,000 units and 30,000 units respectively from previously announced plans January 2009 Ford forecasted Q1 2009 North America production at 400,000 units, down 292,000 units from 2008 FP-12

Technology and Judgment Combine to Minimize Losses Judgment Knowledge Experience Intellect Analysis Low Variability Consistent Approvals and Risk Management High Quality Decisions Centralized Process/Documentation Technology Speed Efficiency Control Commonality Process Discipline Accountability FLOORPLAN SECURITIZATION -- ORIGINATION AND SERVICING ENGINE FP-13

FLOORPLAN SECURITIZATION -- UNDERWRITING -- DEALER RISK RATING A proprietary scoring model is used to assign a risk rating to each dealer Dealer risk ratings are categorized into the following groups: Group I -- strong to superior financial metrics Group II -- fair to favorable financial metrics Group III -- marginal to weak financial metrics Group IV -- poor financial metrics, may be uncollectible Other -- Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing. Ford verifies dealer's floorplan source before vehicle order acceptance Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer's ability to meet its financial obligations Key indicators include capitalization and leverage, liquidity and cash flow, profitability and credit history Risk rating is based on the dealership and does not take into account the personal guarantees or net worth of the owners The scoring model is validated annually to ensure integrity and performance of the model and was last updated in September 2008 FP-14

FLOORPLAN SECURITIZATION -- HISTORICAL DEALER RISK RATINGS FP-15

FLOORPLAN SECURITIZATION -- DEALER CREDIT STRATEGY



Dealers
Monitoring
(100%)
Early Warning Report
(25 – 35%)
Watch Report
(15 – 25%)
ICU
(10 – 15%)
Status
(1 – 2%)
Liquidation
(< 1%)
✓ Dashboard
✓ Payoffs
✓ Aged Inventory
✓ Overline
✓ Financial Statements
✓ Risk Rating
✓ Credit File Review
✓ Identification of financial trends
✓ Formal quarterly review and action plan
✓ Accelerated physical audits
✓ Experienced risk team
✓ Monthly Watch Reports
✓ Increased intensity surrounding action plans and timelines
✓ On-site control
✓ Focus on asset protection
✓ Loss mitigation

FP-16

FLOORPLAN SECURITIZATION -- DEALER CREDIT STRATEGY - INVENTORY AUDITS Ford Credit is able to physically audit dealer inventory. The audit frequency is based on dealer risk rating Dealer receives no advance notice Strict restrictions on how often the same auditor can visit a dealer Auditors must account for all inventory using automated handheld tool equipped with a VIN scanner Immediate payment is required for any sold vehicle for which we have not been paid FP-17

FLOORPLAN SECURITIZATION --

CAPTIVE FINANCE COMPANY BENEFITS

Integrated Systems Enable Real Time Controls



Ford Motor Company
North American Vehicle Information System (NAVIS)
2. Information on "SOLD" vehicles reported to Ford Credit and matched to floorplan receivables
Ford Credit
Dealer Floorplan Receivables System (DF)
1. Dealer reports vehicle sale to obtain:
• Release of title
• Warranty registration
• Manufacturer incentives
Dealer
3. Dealer pays off floorplan receivables

Other Captive Finance Company Benefits

- Access to monthly dealer financial statements allows monitoring of dealer financial strength
- Aligned sales, production and inventory objectives between Ford and Ford Credit
- Onsite dealer monitoring by both Ford and Ford Credit
- Joint Ford and Ford Credit discussions with dealers on all aspects of the business
- "Blueprint for Success" -- Comparative dealership benchmarking

FP-18

FLOORPLAN SECURITIZATION -- FORD CREDIT ACTIONS If Ford Credit discovers any issues when monitoring a dealer, it may: Increase audit frequency Review curtailment options and advance rates Suspend credit lines Schedule a working capital audit Schedule a field credit review Meet with owners/guarantors Increase risk rating to trigger more extensive monitoring File liens on property of guarantors Require consignment agreements if not already in place Discuss with the Ford sales division FP-19

FLOORPLAN SECURITIZATION -- STATUS DECLARATION A dealer status is declared when: Dealer does not satisfy a sold out of trust condition discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Any other circumstances that warrant immediate action Ford Credit may then: Suspend credit lines Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue demand letters FP-20

If Ford Credit does not believe that the dealer can work out of a status situation, Ford Credit will: Liquidate vehicles and any available secondary assets to obtain greatest value Continue collection efforts against personal and corporate guarantors In liquidation, inventory is disposed through the following channels: Transfer of vehicles to other dealers Transfer of vehicles to the manufacturer Sale of vehicles at auction FLOORPLAN SECURITIZATION -- DEALER CREDIT STRATEGY -- LIQUIDATION PROCEDURES FP-21

(1) Average principal receivables balance is the average of the monthly average principal balances (based on daily balances) for the period indicated. (2) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. Recoveries include amounts received from any related security in addition to the underlying vehicles. Liquidations represent monthly cash payments and charge-offs that reduce the outstanding principal balance of a receivable. For the non-annual periods, the percentages are annualized. FLOORPLAN SECURITIZATION -- PORTFOLIO PERFORMANCE FP-22

FLOORPLAN SECURITIZATION --
STRESS SCENARIO MODELING CONSIDERATIONS

	Potential Events	Potential Implications for Wholesale Trust	Potential Mitigating Actions
1.	• Catastrophic or significant industry event occurs	• Vehicle sales slow and payment rate declines	• Production cuts lead to declining dealer stocks
2.	• Manufacturer bankruptcy occurs • Manufacturer support to dealer programs ends (e.g., incentive payments, vehicle repurchase agreements)	• Early Amortization Event occurs • Payment rate trigger is breached • Maximization of stock creates long payout	• Manufacturer likely to file Chapter 11 bankruptcy initially, so manufacturer will likely continue programs to promote vehicle sales
3.	• Dealer defaults increase • Dealer bankruptcy filings increase	• Collections are trapped within wholesale trust to immediately pay down existing notes • Cash reserve is drawn down to pay off notes	• Dealership service business continues to generate revenue for dealers • Dealer defaults likely spread over time • Dealers with multibranded arrangements with other manufacturers, personal guarantees and other collateral less likely to default
4.	• Finance Company seizes inventory to pay-off wholesale balances for defaulting dealers • Vehicles are sold to other dealers or at auction • Auction values are likely depressed due to large supply/low demand	• Collections are applied to pay down notes	• Vehicles (particularly trucks) have intrinsic utility value to consumers and businesses, which likely provides a floor on auction values • Vehicle quality supports auction values • Excess spread
5.	• Finance Company liquidates additional dealer collateral and enforces personal guarantees to pay-off remaining floorplan balances	• Proceeds applied to trust collections	

FP-23

FLOORPLAN SECURITIZATION -- SUMMARY Robust Structure Subordination factor of 15.5% plus a 1% cash reserve account Participation percentage of 4% Multiple amortization events combined with fast turning assets Best in Class Servicing and Risk Management Continuous monitoring and early detection to minimize losses Proprietary risk rating model Leverage access to dealer information through relationship with manufacturer Outstanding Performance Average monthly payment rate of 35% Portfolio losses range from 0.05% - 0.15% over the past 5 years FP-24

SAFE HARBOR Automotive Related: Further declines in industry sales volume, particularly in the United States or Europe, due to financial crisis, deepening recessions, geo-political events or otherwise; Decline in market share; Continued or increased price competition for Ford vehicles resulting from industry overcapacity, currency fluctuations or other factors; A further increase in or acceleration of market shift away from sales of trucks, sport utility vehicles, or other more profitable vehicles, particularly in the United States; Continued or increased high prices for or reduced availability of fuel; Lower-than-anticipated market acceptance of new or existing Ford products; Adverse effects from the bankruptcy or insolvency of, change in ownership or control of, or alliances entered into by a major competitor; Economic distress of suppliers of the type that has in the past or may in the future require Ford to provide financial support or take other measures to ensure supplies of components or materials; Work stoppages at Ford or supplier facilities or other interruptions of supplies; Single-source supply of components or materials; Inability to implement Retiree Health Care Settlement Agreement to fund and discharge UAW hourly retiree health care obligations; The discovery of defects in Ford vehicles resulting in delays in new model launches, recall campaigns or increased warranty costs; Increased safety, emissions, fuel economy or other regulation resulting in higher costs, cash expenditures and/or sales restrictions; Unusual or significant litigation or governmental investigations arising out of alleged defects in Ford products or otherwise; A change in Ford's requirements for parts or materials where it has entered into long-term supply arrangements that commit it to purchase minimum or fixed quantities of certain parts or materials, or to pay a minimum amount to the seller ("take-or-pay contracts"); Adverse effects on our results from a decrease in or cessation of government incentives; Adverse effects on Ford's operations resulting from geo-political or other events; Substantial negative operating-related cash flows for the near- to medium-term affecting Ford's ability to meet its obligations, invest in its business or refinance its debt; Substantial levels of indebtedness adversely affecting Ford's financial condition or preventing Ford from fulfilling its debt obligations (which may grow because Ford is able to incur substantially more debt, including additional secured debt); Inability of Ford to implement its plans to further reduce structural costs and increase liquidity; Ford Credit Related: A prolonged disruption of the debt and securitization markets; Inability to access debt, securitization or derivative markets around the world at competitive rates or in sufficient amounts due to additional credit rating downgrades, market volatility, market disruption or otherwise; Higher-than-expected credit losses; Increased competition from banks or other financial institutions seeking to increase their share of financing Ford vehicles; Collection and servicing problems related to our finance receivables and net investment in operating leases; Lower-than-anticipated residual values or higher-than-expected return volumes for leased vehicles; New or increased credit, consumer or data protection or other regulations resulting in higher costs and/or additional financing restrictions; Changes in Ford's operations or changes in Ford's marketing programs could result in a decline in our financing volumes; Inability to obtain an industrial bank charter; General: Continued or worsening financial crisis; Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities; Labor or other constraints on Ford's or our ability to restructure its or our business; Substantial pension and postretirement healthcare and life insurance liabilities impairing Ford's or our liquidity or financial condition; Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates, investment returns, and health care cost trends); Currency or commodity price fluctuations; and Changes in interest rates. Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: We cannot be certain that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For additional discussion of these risk factors, see Item 1A of Part I of Ford's 2007 10-K Report and Item 1A of Part I of Ford Credit's 2007 10-K Report as updated by Ford's and Ford Credit's subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.